NEWS RELEASE
GLAMIS GOLD LTD.

Trading symbol: NYSE, TSX – GLG	For Immediate Release June 6, 2006
GLAMIS GOLD PROVIDES UPDATED PRODUCTION GUIDANCE
June 6, 2006 — Reno, Nevada – Glamis Gold Ltd. (NYSE, TSX: GLG) today revised its gold production guidance for 2006, primarily due to mechanical difficulties experienced at its new Marlin mill facility in Guatemala. Glamis now expects to produce approximately 620,000 ounces of gold for the year, a production increase of 43% over 2005 production but a reduction from previous guidance of 670,000 ounces. Total cash cost of production will also be impacted. The Company has revised its total cash cost estimate for the year from a range of $160 to $170 per ounce of gold production to approximately $190 per ounce.
Commercial production at Marlin was achieved in December 2005, and a ramp-up of operations to 5,000 tonnes per day was planned through the first two quarters of 2006. Most start-up issues have been successfully addressed over the first months of operation; however, a recurring mechanical failure of leach tank agitators has led to unacceptably low process plant availability and reduced gold and silver recoveries. Additionally, mill performance has been hampered by high clay content in near-surface oxide ores. Permanent improvements to the process facilities to resolve these issues have been determined and are expected to be completed within two months. Gold and silver production has not been lost, only delayed, with a resulting impact to 2006 production only. No impacts to the Marlin workforce are expected.
Company-wide gold production has also been impacted by reduced production at Marigold Mine in Nevada, as slow-leaching ore from the upper reaches of the Millennium pits and less than average mining fleet availability have resulted in lower than plan production year to date.
El Sauzal Mine in Mexico is currently exceeding production forecasts. However, this surplus is not expected to be sufficient to cover the production shortfall from the other mines.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces by 2007. The company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
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For further information please contact:

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	jeffw@glamis.com
Jeff Wilhoit	Phone:	1-775-827-4600 ext. 3104
Director, Investor Relations
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